CUSIP No. G2108N 10 9

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)1

chinadotcom corporation

(Name of Issuer)

Class A Common Shares, par value $0.00025 per share

(Title of Class of Securities)

G2108N 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

No Exhibit Index

CUSIP No. G2108N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,850,000 6. Shared Voting Power None 7. Sole Dispositive Power 1,850,000 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.

Percent of Class Represented by Amount in Row (9)

1.8% (Based on 101,296,363 Class A Common Shares of chinadotcom outstanding as of December 31, 2002, as disclosed by chinadotcom corporation in its 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 11, 2003)

12.	Type of Reporting Person IA

CUSIP No. G2108N 10 9

Item 1.	(a)	Name of Issuer—chinadotcom corporation, a company organized under the laws of the Cayman Islands

	(b)	Address of Issuer’s Principal Executive Offices—20/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

Item 2.	(a)	Name of Person Filing—Jayhawk Capital Management, L.L.C., a Delaware limited liability company

	(b)	Address of Principal Business Office or, if none, Residence—8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

	(c)	Citizenship—Delaware

	(d)	Title of Class of Securities—Class A Common Shares, par value $0.00025 per share (“Shares”)

	(e)	CUSIP Number—G2108N 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Jayhawk Capital Management, L.L.C. is the beneficial owner of 1,850,000 Shares of chinadotcom corporation, which are held by Jayhawk China Fund (Cayman), Ltd. Jayhawk

CUSIP No. G2108N 10 9

Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd. The reporting person has, within the ordinary course of business, purchased securities of chinadotcom. The reporting person has not acquired securities in chinadotcom with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The reporting person has purchased, and intends to continue to purchase, shares on the open market at prevailing rates.

(b)

Percent of class:

1.8% (Based on 101,296,363 Class A Common Shares of chinadotcom outstanding as of December 31, 2002, as disclosed by chinadotcom corporation in its 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 11, 2003)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote – 1,850,000

		(ii)	Shared power to vote or to direct the vote – None

		(iii)	Sole power to dispose or to direct the disposition of – 1,850,000

		(iv)	Shared power to dispose or to direct the disposition of – None

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

CUSIP No. G2108N 10 9

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2004

Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By	/s/ Kent Charles McCarthy

Signature

Name: Kent Charles McCarthy

Title: Managing Member of Jayhawk Capital Management, L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.